Cohere Network Ltd. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Short-Year ended December 31, 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Cohere Network Ltd.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the short-year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
March 22, 2022
Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2021
ASSETS	
Current Assets	
Cash and Cash Equivalents	107,411
Total Current Assets	107,411
TOTAL ASSETS	107,411
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accrued Compensation	-
Total Current Liabilities	-
Long-term Liabilities	
Future Equity Obligations (CAFE)	150,000
Total Long-Term Liabilities	150,000
TOTAL LIABILITIES	150,000
EQUITY	
Common Stock	80
Additional Paid in Capital	2,420
Accumulated Deficit	(45,089)
Total Equity	(42,589)
TOTAL LIABILITIES AND EQUITY	107,411

Statement of Operations

	Short-Year Ended December 31, 2021
Revenue	-
Cost of Revenue	-
Gross Profit	-
Operating Expenses	
Advertising and Marketing	16,817
General and Administrative	28,273
Total Operating Expenses	45,089
Net Income (loss)	(45,089)
Provision for Income Tax	-
Net Income (loss)	(45,089)

Statement of Cash Flows

	Short-Year Ended December 31, 2021
OPERATING ACTIVITIES	
Net Income (Loss)	(45,089)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accrued Compensation	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-
Net Cash provided by (used in) Operating Activities	(45,089)
FINANCING ACTIVITIES	
Issuance of Common Stock	80
Additional Paid in Capital	2,420
Future Equity Obligations (CAFE)	150,000
Net Cash provided by (used in) Financing Activities	152,500
Cash at the beginning of period	-
Net Cash increase (decrease) for period	107,411
Cash at end of period	107,411

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 5/13/21 (Inception)	-	-	-	-	-
Issuance of Common Stock	8,000,000	80	-	-	80
Additional Paid in Capital	-	-	2,420	-	2,420
Net Income (Loss)	-	-	-	(45,089)	(45,089)
Ending Balance 12/31//2021	8,000,000	80	2,420	(45,089)	(42,589)

Cohere Network, Ltd.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Cohere Network Ltd. ("the Company") was formed on May 13th, 2021 as a Delaware C-corp. The Company plans to construct and acquire facilities to be used as co-working and co-living hospitality venues at different locations around the world. Each location shares interoperability with the other locations through data sharing, aggregated membership pool, and native software. The Company's physical address is in Pennsylvania and its current operational headquarters is located in Vilcabamba, Ecuador. The Company's customers will be around the world, but mostly based in the US, Canada and EU.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 and 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit

worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company does not have an equity-based compensation plan.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Continuous Agreement for Future Equity* (CAFE) - During the period ending December 31, 2021, the Company entered into CAFE agreements with 3rd parties for $150,000 in exchange for 15,000 COHERE CAFÉ Tokens. The CAFE agreement has no maturity date and bears no interest. The agreement provides the right of the investor to (1) future equity in the Company immediately following the Board of Director's election to convert this CAFE agreement thereby converting the investor's COHERE CAFE Tokens into COHERE CAFE Preferred Stock at a rate derived from the ratio of the investor's COHERE CAFE Tokens divided by the number of fully diluted COHERE CAFE Tokens, or (2) a portion of the proceeds following a Liquidity or Dissolution event equal to the amount payable on the number of shares of Common Stock the investor would own if converted at a rate derived from the ratio of the investor's COHERE CAFE Tokens divided by the number of outstanding COHERE CAFE Tokens multiplied by 40% of the Liquidity Capitalization, whichever event occurs first.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	-
2023	-
2024	-
2025	-
2026	-
Thereafter	-

***The CAFEs mature during a liquidity or change of control event which can occur in any year**

NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares of Common Stock with a par value of $0.00001 per share. Of those shares, 1,000,000 have been designated as Nonvoting Common Stock and have yet to be issued. 8,000,000 shares of Common Stock were issued and outstanding as of December 31, 2021.

The Company has authorized 1,000,000 shares of Preferred Stock with a par value of $0.00001 per share. These shares have been designated as COHERE CAFE Preferred Stock. No such shares were issued nor outstanding as of December 31, 2021.

The Nonvoting Common Stock has been created for the express purpose of the conversion, either automatic or voluntary, of the COHERE CAFE Preferred Stock.

Common Shareholders are entitled to one vote and can receive dividends at the discretion of the Board of Directors.

COHERE CAFE Preferred Shareholders have the right to convert shares into Nonvoting Common Stock at a rate of 1 to 1 at the discretion of the shareholder, or automatically (i) prior to the closing of an initial public offering or (ii) upon receipt by the Company of a written request for such conversion from the majority of COHERE CAFE Preferred Shareholders. COHERE CAFE Preferred Shareholders have no voting rights. COHERE CAFE Preferred Shareholders receive dividends at the discretion of the board of directors in a per share amount equal to the amount paid or set aside for each share of Nonvoting Common Stock they could own if converted. For this purpose, each holder of shares of COHERE CAFE Preferred Stock will be treated as holding the greatest whole number of shares of Nonvoting Common Stock then issuable upon conversion.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 22, 2022, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.